UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A


                               (AMENDMENT NO. 23)

                             Terex Corporation
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                   880779 10 3
                                (CUSIP Number)

           Randolph W. Lenz             With copies to:
 c/o Equity Merchant Banking Corp.  Thomas S. Gallagher, Esq.
 5401 North Federal Highway         66 Larchmont Avenue
 Fort Lauderdale, Florida 33308     Larchmont, New York 10538

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        April 20, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

CUSIP NO.  880779 10 3             SCHEDULE 13D/A
Page 2 of 4 Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Randolph W. Lenz

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  /  /
         (b)  /  /

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
         PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
                                                           /  /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

    NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          2,036,578
    OWNED BY
      EACH         8   SHARED VOTING POWER
   REPORTING
     PERSON        9   SOLE DISPOSITIVE POWER
      WITH
                        2,036,578

                  10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

        2,036,578

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                        /  /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.77% of the Common Stock outstanding as of the date hereof.

 14  TYPE OF REPORTING PERSON*
                    IN

Terex Corporation
Schedule 13D/A

ITEM 1    SECURITY AND ISSUER.

      This Statement relates to shares of common stock(the "Common Stock")of Terex Corporation and its predecessor, Northwest Engineering Company(the "Company").The address of the Company's principal executive offices is 500 Post Road East, Suite 320,Westport, CT 06880. In 1988, Northwest Engineering Company merged into the Company, with the Company being the surviving entity and the issuer of the Company's registered securities.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) - (c) This Statement is being filed by Randolph W. Lenz ("Reporting Person" or "Mr. Lenz"). Mr. Lenz is a citizen of the United States. The business and office address of the Reporting Person is 5401 North Federal Highway, Fort Lauderdale, Florida 33308.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) On April 20, 1999, without admitting or denying the allegations therein, Terex Corporation, Mr. Lenz, former chairman of Terex, and KCS Industries L.P., a management consulting firm partially owned by Mr. Lenz, consented to the U.S. Securities and Exchange Commision's ("SEC") entry of an administrative cease and desist order concerning: (i) violations of the periodic reporting and recordkeeping provisions of the federal securities laws resulting from the misapplication of purchase accounting principles in accounting for Terex's 1989 acquisition of certain assets and liabilities of Fruehauf Trailer Corp.; (ii)Terex's and Mr. Lenz's violations of the proxy provisions of the Securities Exchange Act of 1934 stemming from failure to adequately disclose a related party transaction; and (iii) Mr. Lenz's violation of the beneficial ownership reporting provisions of Section 13(d), 13(g) and 16(a) of the Exchange Act and the SEC's rules promulgated thereunder by failing to timely file certain amendments to Schedule 13D and 13G and Forms 3, 4 and 5. In a related matter, without admitting or denying the allegations therein, Mr. Lenz also consented to the payment of a civil penalty of $58,000 in connection with the delinquent beneficial ownership reports mentioned above. It should be noted that no showing of scienter, that is, intent to deceive, defraud or manipulate, is required for establishing the violations cited in the SEC's Order.

      (f)   Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

          Not applicable.


                             Page 3 of 4 pages

Terex Corporation
Schedule 13D/A

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

     On April 26, 1999, Mr. Lenz sold 13,600 shares of Company Common stock for $29.25 per share for a total of $397,800.00.
On April 27, 1999, Mr. Lenz sold 10,400 shares of Company
Common Stock for $31.4928 per share for a total of $327,525.12. Subsequent to these sales, Mr. Lenz owns beneficially 2,036,578 shares of Company Common Stock, or 9.77% of the total number of shares of Company Common Stock outstanding. Mr. Lenz has the sole power to vote and dispose of the shares of Common Stock. The total number shares reported herein include 43,000 option shares issuable under the Company's employee stock option plan.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      None.
                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 6, 1999     By: /s/Randolph W. Lenz
                              _______________________________
                              RANDOLPH W. LENZ

                              By: /s/Thomas S. Gallagher, Esq.
                              ________________________________
                              By:  Thomas S. Gallagher, Esq.
                              Attorney-in-Fact
                              Pursuant to Power of Attorney,
                              dated August 13, 1998
                              (attached as Exhibit A to Mr.
                              Lenz's Schedule 13D No.1 for
                              Terex Corporation), dated August
                              14,1998 and incorporated herein by
                              reference)

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